ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

November 30, 2011	Jeremy C. Smith T +1 202 508 4632 F +1 202 383 8331 jeremy.smith@ropesgray.com

BY FEDERAL EXPRESS AND EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Edward P. Bartz, Esq.

Re:	DoubleLine Opportunistic Credit Fund

File Nos. 333-175891 and 811-22592

Dear Mr. Bartz:

Thank you for speaking with me about our responses to your letter dated August 26, 2011 (the “Comment Letter”), setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the initial registration statement on Form N-2 (the “Registration Statement”) relating to the initial offering of common shares of beneficial interest of DoubleLine Opportunistic Credit Fund (the “Fund”), which was filed with the SEC on July 29, 2011.

Please find below the additional comments you provided to me orally and the Fund’s response to each:

1.	Comment: The Staff believes that the notional value of derivative positions should not be considered when determining a registered investment company’s compliance with any policies adopted in accordance with Rule 35d-1 (an “80% Policy”). Please confirm supplementally that you are aware of the Staff’s position and state whether you intend to comply with it. Please also state how you intend to value derivative positions for purposes of the Fund’s 80% Policy.

Response: The Fund has been made aware of the Staff’s position. While the Fund does not necessarily agree with the Staff’s position, the Fund confirms that it will not use the notional value of its derivative investments for purposes of determining compliance with its 80% Policy for so long as the Staff’s position remains as described above. The Fund intends to use the mark-to-market value of its derivative investments for purposes of its 80% Policy.

2.	Comment: The Staff notes that the Fund’s fundamental policy regarding concentration in a particular industry or group of industries (the “Industry Fundamental Policy”) states that “for purposes of this restriction, (i) loan participations will be considered investments in the industry of the underlying borrower . . . and (iii) derivatives counterparties are not considered to be part of any industry.” Please delete the quoted language following romanettes (i) and (iii) above from the Industry Fundamental Policy and confirm the Fund will classify its derivative counterparties and the lenders relating to its loan participations in accordance with applicable law.

Response: The Fund has made the requested changes and confirms supplementally that it intends to classify the counterparties of its open derivative positions and the lenders relating to its investments in loan participations in accordance with the Fund’s understanding of applicable law.

3.	Comment: Please provide supplementally an example of how the Fund’s advisory fee will be calculated.

Response: Please see Exhibit A to this letter.

4.	Comment: Please explain supplementally whether you intend to use the notional values of derivative positions in calculating the Fund’s advisory fee payable to the Adviser.

Response: For purposes of calculating the Fund’s advisory fee, derivative positions will be valued in the same manner as they are valued for purposes of calculating the Fund’s net asset value (e.g., market value or fair value). Please see Exhibit A.

5.	Comment: Reference is made to the requirements of Item 17(b)(1), specifically that disclosure be provided regarding the board’s role in the risk oversight of the fund. Please review the related disclosure in the Registration Statement and supplement that disclosure, as necessary.

Response: The disclosure has been supplemented with the following:

In its oversight role, the Board and/or its Committees receive and review reports from the Fund’s officers, including, but not limited to, the President, Chief Compliance Officer and Treasurer, DoubleLine portfolio management personnel and other senior personnel of DoubleLine, the Fund’s independent registered public accounting firm, and the Fund’s third-party service providers with respect to a variety of matters, including matters that relate to the operations of the Fund, including related risks.

The function of the Board with respect to risk management is one of oversight and not active involvement in, or coordination of, day-to-day risk management activities for the

Fund. The Board may, at any time and in its discretion, change the manner in which it conducts its risk oversight role.

6.	Comment: Please revise the information provided in respect of Item 17(b)(3)(ii) and specify that the table showing the other directorships of the Fund’s Trustees is limited to information regarding the past five years.

Response: The requested change has been made

7.	Comment: Please supplementally confirm that the Fund intends to disclose in its registration statement any policy to concentrate in securities in a particular industry or group of industries, including as a result of one or more investments in a single issuer.

Response: The Registrant hereby provides the requested confirmation.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (202) 508-4632 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Jeremy C. Smith

Jeremy C. Smith

cc:	Ron Redell

Timothy W. Diggins, Esq.

Exhibit A

Example Advisory Fee Calculation

	Value
Assets
Corporate debt, mortgage-backed securities, and other income-producing securities	$445,000,000
Derivatives (notional $20 million)	$5,000,000

Total Managed Assets	$450,000,000	f	Basis for Advisory Fee	*

Liabilities
Borrowings	$150,000,000

Net Assets	$300,000,000

* Assuming the Fund’s total managed assets remained unchanged for the one-year period for which the fee calculation is performed, the advisory fee would be $4,500,000, calculated as follows: $450,000,000 x 1.00% = $4,500,000. The Fund’s actual advisory fee will be calculated and paid monthly.